Filed by Churchill Capital Corp XI pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp XI (File No. 001-43020)

Set forth below is an article published by TechCrunch on July 5, 2026, in which the proposed business combination between Churchill Capital Corp XI (“Churchill”) and Agility Robotics, Inc. (“Agility”) is discussed.

This humanoid robotics company is going public, but its CEO isn’t promising a robot in your home anytime soon

By Connie Loizos 11:05PM PDT July 5, 2026

The humanoid robotics market is awash in money right now. Last week, AI2 Robotics, a Shenzhen-based startup that makes wheeled humanoid robots, raised roughly $735 million at a nearly $3 billion valuation. Earlier this year, Apptronik, an Austin-based maker of humanoid robots for manufacturing and logistics, closed a $935 million funding round valuing the company at more than $5.5 billion. Last fall, Figure AI, a San Jose-based startup developing general-purpose humanoid robots, self-reported that it closed on $1 billion in Series C funding at an eye-popping $39 billion valuation.

By comparison, Peggy Johnson, CEO of Agility Robotics, is surprisingly measured. We spoke by phone last week, just after the company announced plans to go public through a merger with Michael Klein’s Churchill Capital Corp XI, a special purpose acquisition company, or SPAC. The deal values Agility at around $2.5 billion and is expected to raise more than $620 million in gross proceeds, the largest capital raise in humanoid robotics history. It hasn’t closed yet; the merger still needs shareholder approval and SEC review, and is expected to be completed later this year.

Agility was founded in 2015 as a spinoff from Oregon State University. Based in Salem, Oregon, the company makes bipedal humanoid robots designed to work in warehouses and factories. Its SPAC maneuver is notable for a few reasons. It would make Agility the first pure-play humanoid robotics company to trade on public markets, giving retail investors direct exposure to a sector that has so far been available primarily to deep-pocketed VC funds. It also offers a rare window into the finances of a business in a space where most competitors closely guard their numbers and even the state of the tech they are building.

Johnson — formerly executive vice president of business development at Microsoft, where she helped engineer the $26 billion acquisition of LinkedIn, and later CEO of Magic Leap, the once-hyped augmented reality headset maker — was careful throughout our conversation. She declined to offer forward-looking financial guidance, declined to disclose the bill of materials for Agility’s flagship robot Digit, and pushed back politely whenever questions veered toward speculation.

Asked why Agility is going public via a SPAC rather than raising another private round — a structure that skips the roadshow and pricing scrutiny of a traditional IPO — Johnson said much of it boils down to the first-mover advantage the company enjoys when it’s the first of its ilk to go public. For investors clamoring for shares in a buzzy robotics company, Agility is “an acceleration story and a timing story,” she said. The proceeds will also help Agility ramp up production at its 70,000-square-foot manufacturing facility in Salem, Oregon, and fulfill an existing pipeline of customer orders.

As for the troubled reputation of SPACs — many companies that went public that way in 2021 famously fizzled out entirely or trade well below their offering price — Johnson was unfazed. “If we just keep our head down, keep delivering customer by customer, robot by robot, we hopefully won’t experience the same volatility,” she said. “Our biggest competitor right now is just us. How quickly we can execute, how quickly we can continue to add new skills.”

The pipeline goes well beyond pilots, Johnson told TechCrunch, pointing to more than $300 million in booked, multi-year revenue that represents roughly 1,000 robots that are part of a robots-as-a-service model in which customers pay a monthly fee rather than purchasing the machines outright. “Everybody on our list right now is already vetted, and they have deployment plans behind their proof of concepts,” Johnson said. Customers include GXO Logistics, Amazon, Toyota Motor Manufacturing Canada, Schaeffler, and Mercado Libre.

Digit itself is a deliberately unfussy piece of hardware. It stands about 5’9″, weighs around 160 pounds, and is designed to do one thing exceptionally well, which is move heavy objects in human-built spaces. Its most distinctive feature is a set of reverse-bend knees — they’ve been called “bird legs” — that allow it to reach from floor level to overhead shelving without the knees colliding with warehouse racking. (Agility’s founders, Johnson explained, weren’t interested in biomimicry for its own sake.) The robot’s hands — two thumbs and two fingers — are similarly task-specific; they’re optimized for gripping heavy plastic totes, even as their contents shift in transit.

Johnson said Agility is “LLM-agnostic,” drawing on models including Claude and Gemini to handle what she calls the semantic layer — translating high-level instructions into robot behavior. She described a recent test in which engineers scattered different types of trash on the floor and told Digit simply to “clean up this mess.” The robot assessed, sorted, and binned everything correctly, including correctly identifying bubble wrap as non-recyclable.

Of course, it’s the physical layer — the mechanics of balance, locomotion, and manipulation — that Agility considers its core proprietary advantage, one built up over more than a decade of real-world deployment. “The LLMs had the entire internet to train on,” she said. “When you think about the physical AI of humanoids — that doesn’t quite exist yet.” At most companies, anyway. Johnson believes Agility is the exception: “We may have the largest data lake of actual operating robotics data in real-world environments.”

Beyond raw data, Johnson said, safety is where the gulf between Agility and its competitors is biggest and most consequential. While rival companies showcase their robots in lab demos and choreographed videos, Agility has had to meet actual industrial safety certification requirements to operate inside customer facilities. “You can’t build your robot and then make it safe,” she said. “That’s a redesign. You have to have all of the safety certified — the electrical system, all of the parts, and the software to support all of that.” (It’s not a trivial concern given that humans are often somewhere in the room. Back in November, Figure AI’s former head of product safety sued the company, alleging he was fired after raising concerns that its robots were powerful enough to fracture a human skull. Figure has disputed the claims.)

As for the home, Johnson thinks humanoids will get there eventually, but she said not to expect them to deliver breakfast in bed anytime soon. It’ll be “10-plus years,” she said of the timeline, observing that warehouses and factories, for all their complexity, have fixed aisles and predictable equipment and workflows unlike homes that are chaotic, with dogs, babies, visitors, and objects left in unexpected places.

“At least roads have some discipline to them,” Johnson added, comparing the challenge to that of autonomous vehicles. “Most of the areas that humanoids will be operating in don’t.”

Agility isn’t ruling out the home market. Johnson said the company will enter it when it makes sense. For now, though, it’s laser focused on the warehouse market, given the growing numbers of retiring workers and younger workers who aren’t willing to take physically demanding roles. “There’s something like over a million jobs in the U.S. today in these areas that are unfilled,” she said. “They’re just very, very hard to hire for.”

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Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Churchill for their consideration. Churchill intends to file a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include preliminary and definitive proxy statements to be distributed to Churchill’s shareholders in connection with Churchill’s solicitation of proxies for the vote by Churchill’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Agility stockholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents will be mailed to Agility stockholders and Churchill shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Churchill and Agility shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC by Churchill in connection with the proposed transaction, as these documents will contain important information about Churchill, Agility and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by Churchill with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp XI, 640 Fifth Avenue, 14th Floor, New York, NY 10019.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. We have based these forward-looking statements on current expectations and projections about future events.

These statements include: statements relating to, without limitation: our ability to consummate the Merger and PIPE Investment and the satisfaction or waiver of the closing conditions set forth in the Merger Agreement and Subscription Agreement; the occurrence of any other event, change or other circumstances that could give rise to the termination of the Merger Agreement or Subscription Agreements; projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding Agility’s future development plans; the timing and success of Agility’s future development plans; the ability of Agility to implement its strategic initiatives and continue to innovate its existing products and services; the potential for share price appreciation; the expected timing of announcement and close of the potential transaction; Agility’s economic opportunity and total addressable market; the expected amount of gross transaction proceeds and the planned pre-money valuation of Agility; expectations regarding Agility’s ability to attract, retain and expand its customer base; Agility’s deployment of proceeds from capital raising transactions; Agility’s expectations concerning relationships with strategic partners, suppliers, regulatory bodies and other third parties; Agility’s ability to maintain, protect and enhance its intellectual property; future ventures or investments in companies, products, services or technologies; development of favorable regulations affecting Agility’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for the combined company to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Agility and Churchill.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause Churchill’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Agility is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Agility’s historical net losses and limited operating history; Agility’s expectations regarding future financial performance, capital requirements and unit economics; Agility’s use and reporting of business and operational metrics; Agility’s competitive landscape; Agility’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Agility’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Agility’s reliance on strategic partners and other third parties; Agility’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Churchill’s securities; the failure by the parties to satisfy the conditions to consummation of the proposed transaction, including the approval of Churchill’s shareholders; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the level of redemptions of Churchill’s public shareholders; the ability of Agility to grow and manage growth, maintain relationships with customers and retain its management and key employees; costs related to the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Agility or Churchill; failure to realize the anticipated benefits of the proposed transaction; Agility’s estimates of expenses and profitability; the evolution of the markets in which Agility competes; the ability of Churchill or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Agility, Churchill or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Agility’s and Churchill’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Agility and Churchill may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect Churchill’s beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and Churchill’s statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill is not an investment in any of Churchill’s founders’ or sponsors’ past investments, companies or affiliated funds.

The historical results of those investments are not indicative of future performance of Churchill, which may differ materially from the performance of Churchill’s founders’ or sponsors’ past investments.

Participants in the Solicitation

Churchill, Agility and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus statement when it is filed by Churchill with the SEC. You can find more information about Churchill’s directors and executive officers in Churchill’s final prospectus related to its initial public offering filed with the SEC on December 16, 2025. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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